UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 9)

RULE 13e-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 7)

Reeves Telecom Limited Partnership

(Name of Subject Company (Issuer))

Reeves Telecom Acquisition Corp.
John S. Grace

(Name of Filing Persons (Offerors))

Limited Partnership Units
Unexchanged Shares of Common Stock of Reeves Telecom Corporation

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

John S. Grace, President	Copy to:
Reeves Telecom Acquisition Corp.	Thomas A. Klee, Esq.
55 Brookville Road	Law Office of Thomas A. Klee
Glen Head, NY 11545	55 Bath Crescent Lane
(516) 686-2211	Bloomfield, CT 06002
(860) 242-0004
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee
Units-$3,925,199.25	$420.00
Shares- 150,815.25	16.14
Total-$4,076,014.50	$436.14

* The filing fee is calculated on the basis of the total amount of the Offer, consisting of $2.25 cash per Unit for 1,744,533 Units issued and outstanding and 67,029 unexchanged shares of Common Stock of Reeves Telecom Corporation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $290.76
Form or Registration No.: Schedule TO
Filing Party: Reeves Telecom Acquisition Corp.
Date Filed: June 14, 2006

Amount Previously Paid: $145.38
Form or Registration No.: Schedule TO/A
Filing Party: Reeves Telecom Acquisition Corp.
Date Filed: September 11, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 9 to the Tender Offer Statement and Amendment No. 7 to the Rule 13e-3 Transaction Statement on Schedule TO relates to the offer by Reeves Telecom Acquisition Corp. (“RTAC”) and John S. Grace (together, the “Offerors”) to purchase any and all outstanding limited partnership units (the “Units”) of Reeves Telecom Limited Partnership, a South Carolina limited partnership (the “Partnership”), at a price of $2.25 per Unit, and any and all unexchanged shares of Common Stock of Reeves Telecom Corporation, the predecessor of the Partnership (the “Shares”), at a price of $2.25 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Amended Offer to Purchase, the Supplement to the Amended Offer to Purchase and the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”) and which are filed as exhibits to this Schedule TO.

In accordance with Section 13 of the amended offer to purchase filed as Exhibit (a)(15), the Offerors initiated a subsequent offering period commencing on Wednesday, September 27, 2006 and ending at 5:00 p.m., Eastern Daylight Time on Tuesday, October 24, 2006 (the “Subsequent Offering Period”). During the Subsequent Offering Period, RTAC immediately accepted and promptly paid for all validly tendered Units and Shares in the amount of $2.25 per Unit and $2.25 per Share. There were no withdrawal rights with respect to Units and Shares tendered during the Subsequent Offering Period. The Subsequent Offering Period expired at 5:00 p.m., Eastern Daylight Time on Tuesday, October 24, 2006.

See Items 8 and 13 for a description of the number of Units and Shares accepted pursuant to the Offer.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. Incorporated by reference from Section 10, “Directors and Executive Officers of the Offerors; Past Contacts, Transactions and Agreements with the Partnership,” of the Amended Offer to Purchase filed as Exhibit (a)(15), as amended and supplemented by the following:

The initial offering period of the Offer expired on Tuesday, September 26, 2006 at 5:00 p.m., Eastern Daylight Time. As of the close of business on September 26, 2006, a total of 136,737 Units and 2,119 Shares had been validly tendered and not withdrawn, including Units and Shares tendered subject to guaranteed delivery. RTAC accepted all such validly tendered Units and Shares for payment in accordance with the terms of the Offer.

The Subsequent Offering Period of the Offer expired on Tuesday, October 24, 2006 at 5:00 p.m., Eastern Daylight Time. As of the close of business on October 24, 2006, a total of 11,308 Units and 110 Shares had been validly tendered during the Subsequent Offering Period. RTAC accepted all such validly tendered Units and Shares for payment in accordance with the terms of the Offer.

Therefore, in aggregate RTAC acquired 148,045 Units and 2,229 Shares pursuant to the Offer. The Shares acquired were exchanged for Units on a 1-for-1 basis pursuant to the terms of the Corporation’s 1979 plan of liquidation, as amended, resulting in the acquisition by RTAC pursuant to the Offer of 150,274 Units, or approximately 8.3% of the aggregate number of Units and Shares outstanding.

ITEM 13. ADDITIONAL INFORMATION REQUIRED BY SCHEDULE 13E-3.

Item 11. Interest in Securities of the Subject Company.

(a) Securities Ownership. Incorporated by reference from Section 10, “Directors and Executive Officers of the Offerors; Past Contacts, Transactions and Agreements with the Partnership,” of the Amended Offer to Purchase filed as Exhibit (a)(15), as amended and supplemented by the following:

The initial offering period of the Offer expired on Tuesday, September 26, 2006 at 5:00 p.m., Eastern Daylight Time. As of the close of business on September 26, 2006, a total of 136,737 Units and 2,119 Shares had been validly tendered and not withdrawn, including Units and Shares tendered subject to guaranteed delivery. RTAC accepted all such validly tendered Units and Shares for payment in accordance with the terms of the Offer.

The Subsequent Offering Period of the Offer expired on Tuesday, October 24, 2006 at 5:00 p.m., Eastern Daylight Time. As of the close of business on October 24, 2006, a total of 11,308 Units and 110 Shares had been validly tendered during the Subsequent Offering Period. RTAC accepted all such validly tendered Units and Shares for payment in accordance with the terms of the Offer.

Therefore, in aggregate RTAC acquired 148,045 Units and 2,229 Shares pursuant to the Offer. The Shares acquired were exchanged for Units on a 1-for-1 basis pursuant to the terms of the Corporation’s 1979 plan of liquidation, as amended, resulting in the acquisition by RTAC pursuant to the Offer of 150,274 Units, or approximately 8.3% of the aggregate number of Units and Shares outstanding.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 31, 2006	Reeves Telecom Acquisition Corp.

	By:	/s/ JOHN S. GRACE
John S. Grace
Its: President

/s/ JOHN S. GRACE John S. Grace